

May 16, 2011

<u>By facsimile to (800) 731-6120 and U.S. Mail</u>

Mr. Li Deng Kei
President and Chief Executive Officer
Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China

      Re: Nepia, Inc.
              Registration Statement on Form S-1
              Filed April 25, 2011
              File No. 333-173699

Dear Mr. Ke:

We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you in some of our comments to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Disclosure indicates that Nepia is a development stage company involved primarily in organizational activities to date with nominal assets, nominal working capital, no formal commitments or arrangements for raising additional financing, no product ready for commercial sale, and no established manufacturing, marketing, sales, and support organizations. These and other facts suggest that Nepia's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that

Nepia should comply with Rule 419 of Regulation C under the Securities Act. Please provide us your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2).

2. It appears that Nepia is a shell company. <u>See</u> Rule 405 under the Securities Act of 1933 for the Commission's definition of a shell company. Please revise the disclosure throughout the registration statement to indicate that Nepia is a shell company.

3. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering, the identity of the selling shareholders, and the length of time for which they have held their securities, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules, which can be found on our website.

4. Please identify the sources for the industry and scientific information that you provide in the business section. We note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or some other source. If the information is based upon management's belief, so indicate and please provide an explanation for the basis of management's belief. If this information is based upon other sources, please provide us copies of those sources. Please disclose the date of those sources and whether the information represents the most recently available data and remains reliable. If Nepia funded or is otherwise affiliated with any of the sources, so indicate. Otherwise, please confirm that the sources are widely available to the public. If any sources are unavailable publicly, please file consents or explain to us why Nepia is not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the registration statement.

Registration Statement's Facing Page

5. The EDGAR system indicates that Nepia's primary standard industrial classification or SIC code number is 3430. Please include Nepia's primary SIC code number when you amend the registration statement.

6. Please include Nepia's Internal Revenue Service employer identification number when you amend the registration statement.

Summary, page 5

7. Please clarify here and throughout the registration statement that Nepia intends to sell its product in China initially and only later in other Asian countries. We note the disclosure on page 29.

Risk Factors, page 7

8. Note 5 to the financial statements on page F-8 indicates that Nepia's directors and sole executive officer are involved in other activities and most likely will become involved in other business activities in the future. To the extent applicable, please add a discrete risk factor which addresses any potential conflicts of interest of the directors and sole executive officer. Further, please indicate here and in the directors, executive officers, promoters, and control persons section the approximate amount of time that the sole executive officer intends to give to Nepia and its business.

9. Since Nepia's assets, directors, and sole executive officer are located outside of the United States, please include a discrete risk factor which addresses the difficulty of effecting service of process within the United States upon Nepia and these persons and on enforcing a judgment obtained in a United States court against the assets of Nepia and these persons.

Because our auditor has issued a going concern opinion…, page 7

10. The statement that Nepia has earned limited revenue since its inception is inconsistent with disclosures throughout the registration statement that Nepia has earned no revenues to date. Please reconcile the disclosures.

Because we may be unable to complete our development, manufacturing and commercialization of our small boilers…, page 8

11. Please elaborate sufficiently upon each factor, including each factor's status as of the date of the prospectus, so that investors may assess the risk and its magnitude.

Because we intend to offer our product in China and other countries throughout Asia…, page 11

12. Since Nepia is located in China and intends to sell its product initially in China and only later in other Asian countries, please provide in one or more discrete risk factors a discussion of the material risks for a company doing business in China.

Because the industry is dependent upon general economic conditions and uncertainties…, page 11

13. Please clarify to what country the phrase "The national economy" is referring. Further, elaborate sufficiently upon each factor and condition in that country so that investors may assess the risk and its magnitude.

Because our President and Director, Li Deng Ke, and Director, Xiong Chao Jun own an aggregate of 48% of our outstanding common stock…, page 12

14. We assume that use of the word "he" rather than the word "they" in the second sentence is inadvertent. Please revise.

Selling Shareholders, page 17

15. Please revise the column "Percent Owned Upon Completion of this Offering" to reflect the percentage of the class of securities to be owned by each selling shareholder after completion of the offering. See Item 507 of Regulation S-K. Note that the percentage is based upon the 2,625,000 shares of common stock outstanding on April 20, 2011 and not on the shares owned by each shareholder before the offering.

Plan of Distribution, page 18

16. We note your statement on page 19 that "[t]he shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144." As a shell company, the availability of Rule 144 to your shareholders is limited. See Rule 144(i) under the Securities Act of 1933. Please revise your disclosure accordingly.

17. Please revise your disclosure to state that the selling shareholders are underwriters within the meaning of the Securities Act.

Interests of Named Experts and Counsel, page 24

18. Please provide counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Business of Company, page 25

19. Disclosure indicates that Nepia is early in the process of designing and developing its straw-burning boiler prototype. Please clarify the degree to which design has progressed and whether further engineering is necessary. Clarify also whether an independent third party will test the product before its sale commercially and whether an independent third party must approve the product before its sale commercially.

Competition, page 30

20. The statement that Nepia faces some competition in the boiler market is inconsistent with disclosure in the risk factor section and elsewhere that Nepia faces substantial competition. Please reconcile the disclosures.

Director Compensation, page 38

21. Since Nepia's fiscal year ends October 31, we assume that the phrase "in the year ended March 31, 2011" is inadvertent. Please revise.

Available Information, page 40

22. We note the "qualified in their entirety" language. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(c) of Regulation C under the Securities Act.

Undertakings, page 43

23. Since the undertakings in paragraphs (4)(a)(i), (4(a)(ii), and (5) are inapplicable to this offering, please delete them.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Nevada Agency and Trust Company
        50 West Liberty Street, Suite 880
        Reno, NV 89501

        David S. Jennings, Esq.
        330 Carousel Parkway
        Henderson, NV 89014